Exhibit 3.01

CERTIFICATE OF DESIGNATIONS, POWERS,
PREFERENCES AND RIGHTS
OF THE
NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES H
($100,000.00 initial liquidation preference per share)

OF

LEHMAN BROTHERS HOLDINGS INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

LEHMAN BROTHERS HOLDINGS INC., a Delaware corporation (the “Corporation”), HEREBY CERTIFIES that the following resolution was duly adopted by the Executive Committee of the Board of Directors of the Corporation in accordance with Section 151(g) of the General Corporation Law of the State of Delaware pursuant to the authority conferred upon the Board of Directors of the Corporation by the provisions of the Restated Certificate of Incorporation of the Corporation and pursuant to the authority conferred upon the Executive Committee by the By-Laws of the Corporation and pursuant to the authority duly delegated thereto by the Board of Directors of the Corporation:

RESOLVED, that the Corporation be, and hereby is, authorized to issue a new series of its preferred stock, par value $1.00 per share, with a liquidation preference, in the aggregate, of up to $1,000,000,000.00 on the following terms, with the following designations, powers, preferences and rights:

1.                                       Designation and Amount; Fractional Shares. The series of preferred stock shall be designated as the “Non-Cumulative Perpetual Preferred Stock, Series H” (the “Series H Preferred Stock”). The Series H Preferred Stock shall be perpetual and the authorized number of shares of Series H Preferred Stock shall be ten thousand (10,000.00) shares. The Series H Preferred Stock is issuable pursuant to the terms of stock purchase contracts issued by the Corporation on May 17, 2007.

2.                                       Dividends. Holders of shares of Series H Preferred Stock shall be entitled to receive, only when, as and if declared by the Board or a duly authorized committee thereof out of funds of the Corporation legally available for payment, cash dividends at the Applicable Rate (as defined in Section 3). Declared dividends on the Series H Preferred Stock shall be payable from and including the later of May 31, 2012 and the date of initial issuance, quarterly on each February 28, May 31, August 31 and November 30; provided that if the Series H Preferred Stock is issued prior to May 31, 2012, declared dividends shall be payable semi-annually on each May 31 and November 30 through May 31, 2012 (each such date a “Dividend Payment Date”). If during the Floating Rate Period (as defined in Section 3) any date on which dividends would otherwise be payable shall not be a New York and London business day, then the Dividend

Payment Date will be the next succeeding New York and London business day, unless such day falls in the next calendar month, in which case the Dividend Payment Date will be the immediately preceding New York and London business day. “New York business day” means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed. “London business day” means any day other than a Saturday or a Sunday on which dealings in deposits in dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market. If during the Fixed Rate Period (as defined in Section 3), if any, any date on which dividends would otherwise be payable shall not be a New York business day, then the Dividend Payment Date will be the next succeeding New York business day.

Dividends on Series H Preferred Stock shall not be cumulative; holders of Series H Preferred Stock shall not be entitled to receive any dividends not declared by the Board or a duly authorized committee thereof and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared.

Declared dividends shall be payable, in arrears, to holders of record as they appear on the stock books of the Corporation on each record date, which shall be the 15th day of the month in which the related Dividend Payment Date occurs (each of which dates being a “Record Date”).

The term “Dividend Period” means the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the date of initial issuance of the Series H Preferred Stock and shall end on but exclude the next Dividend Payment Date), in each case as such Dividend Payment Date may have been postponed or accelerated as aforesaid. During the Floating Rate Period, dividends payable on the Series H Preferred Stock shall be computed on the basis of a 360-day year and the actual number of days elapsed. During the Fixed Rate Period, if any, dividends payable on the Series H Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividends may be declared or paid or set apart for payment on any Parity Preferred Stock (as defined in Section 10) unless there shall also be or have been declared and paid or set apart for payment on the Series H Preferred Stock, dividends for the Dividend Period ending on or before the dividend payment date of such Parity Preferred Stock, ratably in proportion to the respective amounts of dividends (x) that have not been paid on the Series H Preferred Stock for such Dividend Period, on the one hand, and (y) accumulated and unpaid or payable on such Parity Preferred Stock (or, in the case of non-cumulative Parity Preferred Stock, that would be payable on such stock for the most recent dividend period for such stock if such dividends were declared in full), on the other hand.

Except as set forth in the preceding paragraph, unless full dividends on the Series H Preferred Stock have been declared and paid or set aside for payment for the most recently completed Dividend Period, no dividends (other than in common stock of the Corporation) may be paid or declared and set aside for payment or other distribution made upon the common stock or on any other stock of the Corporation ranking junior to or on a parity with the Series H Preferred Stock as to dividends, nor may any common stock or any other stock of the Corporation ranking junior to or on a parity with the Series H Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any payment be made to or available for a sinking fund for the redemption of any shares of such stock; provided, however, that any moneys theretofore deposited in any sinking fund with respect to any preferred stock of the Corporation in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full dividends upon shares of the Series H Preferred Stock for the most recently completed Dividend Period shall have been paid or declared and set apart for payment) by the Corporation; provided further that any such junior or parity stock or common stock may be (i) converted into or exchanged for stock of the Corporation ranking junior to the Series H Preferred Stock as to dividends or (ii) redeemed, purchased or otherwise acquired with the proceeds of a substantially contemporaneous sale of any such junior stock. The foregoing provision shall not restrict the ability of Lehman Brothers Inc., or any other affiliate of the Corporation, to engage in any market-making transactions in any such junior or parity stock or common stock in the ordinary course of business.

Notwithstanding the foregoing, dividends may be declared or paid or set apart for payment on any Parity Preferred Stock during any Dividend Restriction Period (as defined in Section 4).

3.                                       Definition of Applicable Rate, etc. The “Applicable Rate” for any Dividend Period shall be (i) if the Series H Preferred Stock is issued prior to May 31, 2012, a rate per annum equal to 5.857% until May 31, 2012 (the “Fixed Rate Period”) and (ii) from and including the later of May 31, 2012 and the date of initial issuance (the “Floating Rate Period”), a rate per annum equal to the greater of (a) three-month LIBOR for the related Dividend Period plus 0.84% and (b) 4.00%. LIBOR, with respect to a Dividend Period, means the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period that appears on Reuters Page LIBOR01 as of 11:00 a.m. (London time) on the second London business day immediately preceding the first day of such Dividend Period. The term “Reuters Page LIBOR01” means the display on the Reuters 3000 Xtra, or any successor service or page for the purpose of displaying the London interbank offered rates of major banks.

If LIBOR cannot be determined as described above, the Corporation will select four major banks in the London interbank market. The Corporation will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the second London business day immediately preceding the first day of such Dividend Period. These quotations will be for deposits in U.S. dollars for a three-month period. Offered quotations must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time.

If two or more quotations are provided, LIBOR for the Dividend Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, the Corporation will select three major banks in New York City and will then determine LIBOR for the Dividend Period as the arithmetic mean of rates quoted by those three major banks in New York City to leading European banks at approximately 3:00 p.m., New York City time, on the second London business day immediately preceding the first day of such Dividend Period. The rates quoted will be for loans in U.S. dollars, for a three-month period. Rates quoted must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time. If fewer than three New York City banks selected by the Corporation are quoting rates, LIBOR for the applicable period will be the same as for the immediately preceding Dividend Period.

4.                                       Restrictions on Declaration and Payment of Dividends. So long as any Dividend Restriction Event (as defined below) has occurred and is continuing, the Corporation shall not pay any dividends on the Series H Preferred Stock in excess of the New Capital Amount.

A “Dividend Restriction Event” shall occur if on any 20th day prior to a Dividend Payment Date (each, a “Determination Date”) both of the following conditions exist:

•                  the Trailing Two Quarters Consolidated Net Income Amount is zero or a negative amount for the two-fiscal quarter period ending on the last day of the Corporation’s fiscal quarter that is two fiscal quarters prior to the most recently completed fiscal quarter before that Determination Date; and

•                  the Tangible Common Stockholders’ Equity Amount as of the end of the Corporation’s then most recently completed fiscal quarter and as of the end of the Corporation’s fiscal quarter that is two fiscal quarters before the Corporation’s then most recently completed fiscal quarter has declined by 10% or more as compared to the Tangible Common Stockholders’ Equity Amount at the end of the Corporation’s fiscal quarter ending six quarters prior to the Corporation’s then most recently completed fiscal quarter (the “Benchmark Fiscal Quarter”).

If both the conditions set forth above exist for any Determination Date, the restriction on dividends in excess of the New Capital Amount shall continue until at least one of the conditions set forth above does not exist on a Determination Date and the Tangible Common Stockholders’ Equity Amount has increased, or has declined by less than 10%, in either case as compared to the Tangible Common Stockholders’ Equity Amount at the end of the Benchmark Fiscal Quarter for each Determination Date as to which restrictions were imposed under this Section 4. Any period during which dividends on the Series H Preferred Stock are restricted as described above is referred to as a “Dividend Restriction Period”.

For purposes of this test:

•                  “New Capital Amount” means, for any Dividend Payment Date, the net proceeds received by the Corporation from new issuances of Qualifying APM Securities (as defined below) (whether in one or more public offerings or private placements) during the period commencing on the 180th day prior to (i) the date of the notice that dividends will be skipped on such Dividend Payment Date or (ii) if no such notice is given, the 15th day prior to such Dividend Payment Date (without double counting proceeds received during such 180-day period);

•                  “GAAP” means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period;

•                  “Tangible Common Stockholders’ Equity Amount” means, as of any quarter end and subject to certain adjustments described below, our common stockholders’ equity minus identifiable intangible assets and goodwill, in each case as reflected on our consolidated GAAP balance sheet as of such quarter end; and

•                  “Trailing Two Quarters Consolidated Net Income Amount” means, for any fiscal quarter and subject to certain adjustments described below, the sum of our consolidated net income for the two fiscal quarters ending as of the last day of such fiscal quarter.

All financial terms used in this Section 4 shall be determined in accordance with GAAP as applied to and reflected in the Corporation’s consolidated financial statements as of the relevant dates, except (i) that the Corporation’s common stockholders’ equity and consolidated net income at any date and for any period shall be adjusted to exclude extraordinary items, unusual items and infrequently occurring items as defined in Accounting Principles Bulletin 30, goodwill impairment as defined in Financial Accounting Standards Board Statements of Financial Accounting Standards No. 142 and amounts relating to discontinued operations as defined in Financial Accounting Standards Board Statements of Financial Accounting Standards No. 144 (or in each case, in any successor accounting bulletins or statements) and (ii) as provided in the next sentence. If because of a change in GAAP that results in a cumulative effect of a change in accounting principle or a restatement, either (i) the Corporation’s consolidated net income is higher or lower than it would have been absent such change, then, for purposes of calculating the calculations described above, commencing with the fiscal quarter for which such changes in GAAP becomes effective, such consolidated net income shall be calculated on a pro forma basis as if such changes had not occurred or (ii) the Tangible Common Stockholders’ Equity Amount as of a fiscal quarter end is higher or lower than it would have been absent such change, then, for purposes of the calculations described in the second bullet point in the definition of “Dividend Restriction Event” above, the Tangible Common Stockholders’ Equity Amount shall be calculated on a pro forma basis as if such change had not occurred.

Neither the Board nor any committee of the board shall declare dividends on the Series H Preferred Stock on a declaration date (i) that is more than 60 days prior to the related Dividend Payment Date or (ii) that is earlier than the date on which the Corporation’s financial statements for the most recently completed fiscal quarter prior to the related Dividend Payment Date have been filed with or furnished to the Securities and Exchange Commission or have otherwise been made publicly available; provided that, if the Board determines to delay filing the Corporation’s financial statements with the Securities and Exchange Commission to a date later than the date on which “accelerated filers” under the Securities and Exchange Commission’s rules would normally be required to file such financial statements, then the Board or a duly authorized committee thereof shall be permitted to determine the ability of the Board or a duly authorized committee thereof to declare dividends under the conditions set forth above based upon the Corporation’s financial statements as most recently filed with the Securities and Exchange Commission or otherwise made publicly available.

If at any relevant date or for any relevant period the Corporation is not a reporting company under the Exchange Act, then for any such relevant date and period the Corporation shall prepare and post on its website the consolidated financial statements that the Corporation would have been required to file with the Commission had the Corporation continued to be a reporting company under the Exchange Act, in each case on or before the dates that the Corporation would have been required to file such financial statements had the Corporation continued to be an “accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act.

The Corporation shall give notice to the holders of the Series H Preferred Stock of a potential Dividend Restriction Event that could take effect for a subsequent payment date having a Determination Date two fiscal quarters in the future if (i) the Trailing Two Quarters Consolidated Net Income Amount for the Corporation’s most recently completed fiscal quarter is zero or a negative amount and (ii) the Tangible Common Stockholders’ Equity Amount as of the Corporation’s most recently completed fiscal quarter has declined by 10% or more as compared to the Tangible Common Stockholders’ Equity Amount as of the end of the Corporation’s fiscal quarter that is four fiscal quarters prior to the Corporation’s most recently completed fiscal quarter. The Corporation shall send any such notice no later than the first Dividend Payment Date following the end of the Corporation’s most recently completed fiscal quarter for which the relevant financial information is available as of which the conditions set forth in this Section 4 indicate that a potential Dividend Restriction Event could occur. Such notice shall be sent by first class mail, postage prepaid, addressed to the holders of record of the Series H Preferred Stock at their respective last addresses appearing on the Corporation’s books, and the Corporation shall file a copy of such notice on Form 8-K with the Commission. Such notice shall (x) set forth the results of the Trailing Two Quarters Consolidated Net Income Amount and the Tangible Common Stockholders’ Equity Amount for the relevant periods and dates, and (y) state that the Corporation may be precluded by the terms of the Preferred Securities from paying dividends on such Dividend Payment Date unless the Corporation, through the generation of earnings or issuance of Common Shares, increases the Tangible Common Stockholders’ Equity Amount by an amount specified in such notice by the second payment date after the date of such notice.

By not later than the 15th day prior to each Dividend Payment Date for which dividends are being skipped by reason of the conditions set forth in this Section 4, the Corporation shall give notice by first class mail, postage prepaid, addressed to the holders of record of the Series H Preferred Stock at their respective last addresses appearing on the Corporation’s books, and the Corporation shall file a copy of such notice on Form 8-K with the Commission. Such notice shall state (x) the amount of dividends that will be skipped and (y) the applicable Trailing Two Quarters Consolidated Net Income Amount and Tangible Common Stockholders’ Equity Amount (and the amounts by which the Trailing Two Quarters Consolidated Net Income Amount and Tangible Common Stockholders’ Equity Amount must increase in order for payment of dividends to be resumed).

For purposes of determining the New Capital Amount, the term Qualifying APM Securities has the following meaning:

“Qualifying APM Securities” means the Corporation’s common stock, qualifying preferred stock and qualifying warrants.

The Corporation may not include the net proceeds of qualifying preferred stock in the New Capital Amount for the purposes of paying dividends on the Series H Preferred Stock during a Dividend Restriction Period to the extent that such net proceeds, together with the net proceeds of all prior issuances of qualifying preferred stock included in the New Capital Amount for any prior payments of dividends on the  Series H Preferred Stock during a Dividend Restriction Period, would exceed 25% of the initial aggregate liquidation preference of the  Series H Preferred Stock.

If any Dividend Restriction Period lasts longer than one year and the Corporation has paid dividends on the Series H Preferred Stock during such Dividend Restriction Period, the Corporation shall not redeem or purchase any securities ranking pari passu with or junior to most senior of the Qualifying APM Securities issued to raise such amount until the first anniversary of the date on which such Dividend Restriction Period ended.

The following terms used in the definition of Qualifying APM Securities have the following meanings:

“Intent-based replacement disclosure” means, as to any qualified preferred stock, that the Corporation has publicly stated its intention, either in the prospectus or other offering document under which such qualified preferred stock was initially offered for sale or in filings with the SEC made by the Corporation under the Exchange Act prior to or contemporaneously with the issuance of such securities, that the Corporation, to the extent the qualified preferred stock provides the Corporation with equity credit, will repay, redeem or purchase such qualified preferred stock only with the proceeds of replacement capital securities that have terms and provisions at the time of repayment, redemption or purchase that are as or more equity-like than the qualified preferred stock then being repaid, redeemed or purchased, raised within 180 days prior to the applicable repayment, redemption or purchase date.

“Permitted remedies” means, with respect to any securities, one or more of the following remedies:

•                  rights in favor of the holders of such securities permitting such holders to elect one or more directors of the issuer (including any such rights required by the listing requirements of any stock or securities exchange on which such securities may be listed or traded); and

•                  complete or partial prohibitions preventing the issuer from paying distributions on or purchasing common stock or other securities that rank pari passu with or junior as to distributions to such securities for so long as distributions on such securities, including unpaid distributions, remain unpaid.

 “Qualifying capital replacement covenant” means a replacement capital covenant, as identified by the Board acting in good faith and in its reasonable discretion and reasonably construing the definitions and other terms of the replacement capital covenant, (i) entered into by the Corporation at a time when it is a reporting company under the Exchange Act and (ii) that restricts the Corporation from redeeming or purchasing identified securities except from the applicable percentage of the proceeds of specified replacement capital securities that have terms and provisions at the time of redemption or purchase that are as or more equity-like than the securities then being redeemed or purchased, raised within 180 days prior to the applicable redemption or purchase date.

“Qualifying preferred stock” means the Corporation’s non-cumulative perpetual preferred stock that ranks pari passu with or junior to all of the Corporation’s other preferred stock, is perpetual and (a) is subject to a replacement capital covenant substantially similar to the replacement capital covenant applicable to the Series H Preferred Stock as of the date of its initial issuance or any “qualifying capital replacement covenant” or (b) is subject to both (i) mandatory suspension of dividends in the event the Corporation breaches certain financial metrics specified within the offering documents and (ii) “intent-based replacement disclosure.” Additionally, the terms of the preferred stock shall provide for no remedies as a consequence of non-payment of dividends other than “permitted remedies.”

 “Qualifying warrants” means any net share settled warrants to purchase the Corporation’s common stock that (1) have an exercise price greater than the “current stock market price” of the Corporation’s common stock, and (2) the Corporation is not entitled to redeem for cash and the holders of which are not entitled to require the Corporation to purchase for cash in any circumstances. The “current stock market price” of the Corporation’s common stock on any date shall be the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions by the New York Stock Exchange or, if the Corporation’s common stock is not then listed on the New York Stock Exchange, as reported by the principal U.S. securities exchange on which the Corporation’s common stock is traded or quoted. If the Corporation’s common stock is not listed on any U.S. securities exchange on the relevant date, the “current stock market price” shall be the last quoted bid price for the Corporation’s common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If the Corporation’s common stock is not so quoted, the “current stock market price” shall be the average of the mid-point of the last bid and ask prices for the Corporation’s common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Corporation for this purpose.

5.                                       Liquidation Preference. The shares of Series H Preferred Stock shall rank, as to liquidation, dissolution or winding up of the Corporation, prior to the shares of common stock and any other stock of the Corporation ranking junior to the Series H Preferred Stock as to rights upon liquidation, dissolution or winding up of the Corporation, so that in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series H Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any distribution is made to holders of shares of common stock or any other such junior stock, an amount equal to the liquidation preference of $100,000.00 per share plus an amount equal to all declared and unpaid dividends on the shares of Series H Preferred Stock to the date of final distribution. The holders of the Series H Preferred Stock shall not be entitled to receive the preferential amounts as aforesaid until the liquidation preference of any other stock of the Corporation ranking senior to the Series H Preferred Stock as to rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. After payment of the full amount of the preferential amounts as aforesaid, the holders of shares of Series H Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of shares of Parity Preferred Stock and Series H Preferred Stock shall be insufficient to pay in full the preferential amounts payable thereon, then such assets, or the proceeds thereof, shall be distributable among such holders ratably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were paid in full. For the purposes hereof, neither a consolidation or merger of the Corporation with or into any other corporation, nor a merger of any other corporation with or into the Corporation, nor a sale, lease, exchange or transfer of all or any part of the Corporation’s assets shall be considered a liquidation, dissolution or winding up of the Corporation.

6.                                       Conversion. The Series H Preferred Stock is not convertible into, or exchangeable for, other securities or property.

7.                                       Voting Rights. The Series H Preferred Stock, except as provided herein or as otherwise from time to time required by law, shall have no voting rights. Whenever, at any time or times, dividends payable on the shares of Series H Preferred Stock shall be in arrears for an aggregate number of days equal to six calendar quarters or more, whether or not consecutive, the authorized number of directors of the Corporation shall automatically be increased by two and the holders of the Series H Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Parity Preferred Stock outstanding at the time upon which like voting rights have been conferred and are exercisable (“Voting Parity Stock”), voting together as a class, to elect two directors (hereinafter the “Preferred Directors” and each a “Preferred Director”) to fill such newly created directorships at the Corporation’s next annual meeting of stockholders and at each subsequent annual meeting of stockholders until full dividends have been paid on the Series H Preferred Stock for at least one year, at which time such right shall terminate, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned. Upon any termination of the right of the holders of shares of Series H Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause. Any vacancy created thereby may be filled only by the affirmative vote of the holders of shares of Series H Preferred Stock voting separately as a class (together with the holders of shares of Voting Parity Stock). If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred. At elections for such directors, each holder of shares of Series H Preferred Stock shall be entitled to 400 votes for each share held (the holders of shares of any other class or series of Voting Parity Stock being entitled to such number of votes, if any, for each share of such stock held as may be granted to them).

So long as any shares of any Series H Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least 66-2/3% of the shares of such Series H Preferred Stock (i) authorize, create or issue any capital stock of the Corporation ranking, as to dividends or upon liquidation, dissolution or winding up, prior to such

Series H Preferred Stock, or reclassify any authorized capital stock of the Corporation into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, or (ii) amend, alter or repeal the certificate of designations for such Series H Preferred Stock, or the Restated Certificate of Incorporation of the Corporation, whether by merger, consolidation or otherwise, so as to adversely affect the powers, preferences or special rights of such Series H Preferred Stock. Any increase in the amount of authorized common stock or other authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock or the authorization, creation and issuance of other classes or series of common stock or other stock, in each case ranking on a parity with or junior to the shares of Series H Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to adversely affect such powers, preferences or special rights. Parity Preferred Stock shall not be deemed to rank senior to the Series H Preferred Stock in the payment of dividends solely because of the Corporation’s ability to continue paying dividends thereon during any Dividend Restriction Period.

In exercising the voting rights set forth in this Section 7 or when otherwise granted voting rights by operation of law or by the Corporation, each share of Series H Preferred Stock shall be entitled to 400 votes.

The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required or upon which the holders of Series H Preferred Stock shall be entitled to vote shall be effected, all outstanding shares of Series H Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

8.                                       Redemption. The shares of Series H Preferred Stock shall not be redeemable prior to the later of May 31, 2012 and the issue date of the Series H Preferred Stock. On any Dividend Payment Date on and after such date, the Corporation, at its option, may redeem shares of the Series H Preferred Stock, as a whole or in part, at a redemption price equal to $100,000.00 per share, plus, in each case, an amount equal to any declared and unpaid dividends to, but excluding, the date fixed for redemption.

The holders of shares of Series H Preferred Stock at the close of business on a Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the call for redemption thereof (except that holders of shares called for redemption on a date occurring between such Record Date and the Dividend Payment Date shall not be entitled to receive such dividend on such Dividend Payment Date) or the Corporation’s default in payment of the dividend due on such Dividend Payment Date.

If fewer than all the outstanding shares of Series H Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by the Board of Directors and the shares to be redeemed shall be selected by lot or pro rata or by any other means determined by the Board of Directors in its sole discretion to be equitable.

If dividends on the Series H Preferred Stock have been declared but not been paid or set apart for payment with respect to any Dividend Period, the Series H Preferred Stock may not be

redeemed in part and the Corporation may not purchase or acquire any shares of the Series H Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Series H Preferred Stock.

In the event the Corporation shall redeem shares of Series H Preferred Stock, written notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 20 days nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed at such holder’s address as the same appears on the stock books of the Corporation; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the proceeding for the redemption of any shares of Series H Preferred Stock to be redeemed except as to the holder to whom the Corporation has failed to mail said notice or except as to the holder whose notice was defective. Each such notice shall state: (a) the redemption date; (b) the number of shares of Series H Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed from such holder, the number of shares to be redeemed from such holder; (c) the redemption price and any declared and unpaid dividends as of the redemption date; (d) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price of the shares called for redemption at the time and place specified in such notice). If a notice of redemption has been given pursuant to this Section 6 and if, on or before the date fixed for redemption, the funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares of Series H Preferred Stock so called for redemption, then, notwithstanding that any certificates for such shares have not been surrendered for cancellation, on the redemption date dividends shall cease to accrue on the shares to be redeemed, and at the close of business on the redemption date the holders of such shares shall cease to be stockholders with respect to such shares and shall have no interest in or claims against the Corporation by virtue thereof and shall have no voting or other rights with respect to such shares, except the right to receive the moneys payable upon surrender (and endorsement, if required by the Corporation) of their certificates, and the shares evidenced thereby shall no longer be outstanding. The Corporation’s obligation to provide funds for the payment of the redemption price (and any declared and unpaid dividends as of the redemption date) of the shares called for redemption shall be deemed fulfilled if, on or before a redemption date, the Corporation shall deposit, with a bank or trust company, or an affiliate of a bank or trust company, having an office or agency in New York City and having a capital and surplus of at least $50,000,000, such funds sufficient to pay the redemption price (and any declared and unpaid dividends as of the redemption date) of the shares called for redemption, in trust for the account of the holders of the shares to be redeemed (and so as to be and continue to be available therefor), with irrevocable instructions and authority to such bank or trust company that such funds be delivered upon redemption of the shares of Series H Preferred Stock so called for redemption.

Subject to applicable escheat laws, any moneys so set aside by the Corporation and unclaimed at the end of two years from the redemption date shall revert to the general funds of the Corporation, after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Corporation for the payment of the amounts payable upon such redemption. Any interest accrued on funds so deposited shall be paid to the Corporation from time to time.

Shares of Series H Preferred Stock that have been issued and reacquired in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of the class of Preferred Stock undesignated as to series and may be redesignated and reissued as part of any series of the preferred stock.

9.                                       Amendment of Resolution. The Board reserves the right from time to time to increase or decrease the number of shares that constitute the Series H Preferred Stock (but not below the number of shares thereof then outstanding) and in other respects to amend this Certificate of Designations within the limitations provided by law, this resolution and the Restated Certificate of Incorporation.

10.                                 Rank. Any stock of any class or classes or series of the Corporation shall be deemed to rank:

(a) prior to shares of the Series H Preferred Stock, either as to dividends or upon liquidation, dissolution or winding up, or both, if the holders of stock of such class or classes or series shall be entitled by the terms thereof to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of shares of the Series H Preferred Stock;

(b) on a parity with shares of the Series H Preferred Stock, either as to dividends or upon liquidation, dissolution or winding up, or both, whether or not the dividend rates, Dividend Payment Dates, or redemption or liquidation prices per share thereof be different from those of the Series H Preferred Stock, if the holders of stock of such class or classes or series shall be entitled by the terms thereof to the receipt of dividends or of amounts distributed upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority of one over the other as between the holders of such stock and the holders of shares of Series H Preferred Stock (the term “Parity Preferred Stock” being used to refer to any stock on a parity with the shares of Series H Preferred Stock, either as to dividend or upon  liquidation, dissolution or winding up, or both, as the content may require); and

(c) junior to shares of the Series H Preferred Stock, either as to dividends or upon liquidation, dissolution or winding up, or both, if such class or classes or series shall be common stock or if the holders of the Series H Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of stock of such class or classes or series.

The Series H Preferred Stock shall rank, as to dividends and upon liquidation, dissolution or winding up, on a parity with the Corporation’s 5.94% Cumulative Preferred Stock, Series C, the Corporation’s 5.67% Cumulative Preferred Stock, Series D, the Corporation’s 6.50% Cumulative Preferred Stock, Series F, the Corporation’s Floating Rate Cumulative Preferred Stock, Series G, and any Parity Preferred Stock issued hereafter.

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IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm, under penalties of perjury, that this certificate is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his hand this 17th day of May, 2007.

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
	Name:	Barrett S. DiPaolo
	Title:	Vice President and
Assistant Secretary